Exhibit 99.4

AFV Solutions Announced Today the Hiring of Nelson Barba as Vice President in Charge of International Sales

Thursday April 20, 8:00 am ET

Barba to work primarily in South America and Asia

MESA, Ariz.--(BUSINESS WIRE)--April 20, 2006--AFV Solutions, Inc. (OTCBB:AFVS - News), an alternative fuel vehicle solution provider, has given Nelson Barba responsibility outside of the United States for direct sales, market development, enhancement of our sales force and oversight responsibility for that sales force internationally.

Mr. Barba, a Peruvian expatriate, has been involved in international sales since 1988. Nelson has extensive experience in China, Mexico, Peru, Russia, and the Philippines. Mr. Barba has spent most of the last 10 years developing international sales networks for products ranging from telecommunications and electronics to commodities.

"Mr. Barba's initial focus will be to inform his international purchasing contacts that the Wuzhoulong Hybrid, Electric/Diesel bus is now available to all markets outside of the US," stated company President Jeff Groscost. "In the short term Nelson will also be assisting us in the marketing rollout of our Propane alternative for Taxis, at the National Clean Cities Congress and Expo 2006, this May 7th through 10th in Phoenix." Mr. Groscost added, "We are excited by the prospect of what Mr. Barba can do for our international efforts, which will in turn allow us to focus our attention in finding a national sales manager for our domestic product line."

About the Wuzhoulong Hybrid Electric/ Diesel bus

The Wuzhoulong Hybrid Electric/Diesel bus is one of many innovations of the Wu Zhou Long Motors Group of Shenzhen China. The Hybrid Bus already exceeds Euro III standards and is currently in service transporting passengers in China utilizing a patented hybrid system that took four years to develop. The electrical system recharges the batteries using excess electricity during peak operation as well as during deceleration and down hill operation. AFV Solutions retains the exclusive rights to sell the Wuzhoulong Hybrid Electric/ Diesel bus in the US, Mexico, India and other key Markets.

About AFV Solutions

AFV Solutions, Inc., (OTCBB:AFVS - News) is an alternative fuel vehicle solutions provider, dedicated to seeking alternatives to petroleum as a fuel for transportation. It offers options to gasoline users through propane and compressed natural gas (CNG) conversions. Utilizing advanced technologies, AFV Solutions provides immediate results in terms of fuel economy, a cleaner environment and cost savings. AFV Solutions researchers also are exploring ways to obtain a higher ethanol yield than is currently possible, working to create on-board hydrogen generation for vehicle applications, and developing hybrid electric and hybrid diesel bus applications.

Forward-Looking Statements

The statements in this press release regarding any statements which are not historical facts, are forward-looking statements. Such statements involve risks and uncertainties, including, but not limited to costs and difficulties related to seeking investment and joint venture candidates, the viability of the alternative fuel industry, ability of AFV to successfully compete in the alternative fuel industry, access to corporate financing, costs, delays and any other difficulties related to AFVS' business plan, risks and effects of legal and administrative proceedings and governmental regulation, future financial and operational results, competition, general economic conditions and the ability to manage and continue growth. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this news release include market conditions and those set forth in reports or documents we file from time to time with the U.S. Securities and Exchange Commission. We undertake no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact:

AFV Solutions Inc.

Jeff Groscost, 480-545-2745

Source: AFV Solutions, Inc.